PRESS RELEASE	LIFE SCIENCES RESEARCH, INC.
(NYSE Arca: LSR)
P. O. Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

For Further Information:
Richard Michaelson
Phone: US: (732) 649-9961
e-mail: LifeSciencesResearch@LSRinc.net

August 1, 2007

LSR ANNOUNCES SECOND QUARTER RESULTS

Highlights:
•	Revenues of $58.2 million
•	Operating income of $7.5 million
•	Net Income of $5.5 million, or $0.36 per fully diluted share
•	Net new orders of $72.6 million, book to bill ratio of 1.25
•	Cash of $49.6 million

East Millstone, New Jersey, August 1, 2007 – Life Sciences Research, Inc. (NYSE Arca: LSR) announced today that revenues for the quarter ended June 30, 2007 were $58.2 million, 21.6% above the revenues for the same period in the prior year of $47.9 million. Excluding the effect of exchange rate movements, revenues increased 14.0%. Operating income for the quarter ended June 30, 2007 was $7.5 million, or 12.9% of revenues, compared with $4.8 million, or 10.1% of revenues for the same period in the prior year. The quarter included FAS123R stock option expense of $0.5 million, or $0.03 per fully diluted share compared with $0.2 million or $0.01 per fully diluted share in the same quarter last year. The Company reported net income before the loss on deconsolidation of variable interest entity for the quarter ended June 30, 2007 of $5.5 million compared with $1.1 million for the quarter ended June 30, 2006. Net income before the loss on deconsolidation of variable interest entity per common share was $0.43 for the three months ended June 30, 2007 compared with $0.09 for the three months ended June 30, 2006. Net income before the loss on deconsolidation of variable interest entity per fully diluted share was $0.36 for the three months ended June 30, 2007 compared with $0.08 for the three months ended June 30, 2006.

The net income for the three months ended June 30, 2007 included Other Income of $0.7 million which comprised $1.1 million from a non-cash foreign exchange re-measurement gain on the March 2006 Financing denominated in US dollars and other exchange gains of $0.2 million, offset by finance arrangement fee amortization of $0.6 million. In the same period in the prior year, Other Income of $2.2 million was comprised of $3.3 million from the non-cash foreign exchange re-measurement gain on the Convertible Capital Bonds and March 2006 Financing denominated in US dollars and other exchange gains of $0.3 million offset by finance arrangement fee amortization of $1.4 million.

Revenues for the six months ended June 30, 2007 of $112.5 million were 24.6% above revenues for the same period in the prior year of $90.3 million. Excluding the effect of exchange rate movements, the increase was 15.6%. Operating Income for the six months ended June 30, 2007 was $13.7 million, or 12.2% of revenues, compared with $8.9 million, or 9.8% of revenues for the same period in the prior year. The Company reported net income before the loss on deconsolidation of variable interest entity of $9.0 million for the six months ended June 30, 2007 compared with net income for the six months ended June 30, 2006 of $1.6 million. Net income before the loss on deconsolidation of variable interest entity per common share was $0.70 for the six months ended June 30, 2007 compared with $0.13 for the six months ended June 30, 2006. Net income before the loss on deconsolidation of variable interest entity per fully diluted share was $0.59 for the six months ended June 30, 2007 compared with $0.11 for the six months ended June 30, 2006.

Net income in the six months ended June 30, 2007 included Other Income of $0.3 million which comprised $1.2 million from the non-cash foreign exchange re-measurement gain pertaining to the March 2006 Financing denominated in US dollars and other exchange gains of $0.2 million, offset by finance arrangement fee amortization of $1.1 million. In the same period in the prior year, Other Income of $1.3 million was comprised of $3.7 million from the non-cash foreign exchange re-measurement gain pertaining to the Convertible Capital Bonds and March 2006 Financing denominated in US dollars and other exchange gains of $0.2 million, offset by finance arrangement fee amortization of $2.6 million primarily reflecting gains of Alconbury Estates, LSR’s landlord, which were consolidated under FIN46.

Cash on hand at June 30, 2007 was $49.6 million compared with $44.1 million at December 31, 2006. The increase in cash on hand was due to the continuing improvement in operating performance and the reduction in DSOs over the period offset by the $4.0 million share repurchase. Net days sales outstanding at June 30, 2007 were 8 (12 at June 30, 2006 and 21 at December 31, 2006). Capital expenditure totaled $4.7 million in the second quarter of 2007, compared to $2.3 million in the second quarter of 2006. Capital expenditure for the first six months of 2007 totaled $8.7 million, compared to $4.0 million in the first six months of 2006.

Long-term debt was $89.3 million at June 30, 2007, compared with $89.2 million at December 31, 2006. At June 30, 2007 long-term debt predominantly consisted of the $69.9 million outstanding from the March 2006 Financing and the $23.4 million of finance leases associated with the sale and leaseback, offset by unamortized lender warrant costs.

Net new business signings totaled $72.6 million for the second quarter of 2007. This represented an increase of 43% from the second quarter orders in 2006. Net new business signings for the six months ended June 30, 2007 were $139.0 million, an increase of 29% on the six months ended June 30, 2006. At June 30, 2007 backlog (booked on work) amounted to approximately $192 million.

Brian Cass, LSR’s President and Managing Director commented, “We are delighted to report another record quarter for revenues and operating profits. The second quarter was also a record for orders which at $72.6 million, were 35% up on the same quarter last year in constant currency terms. This brought the increase for the first half of 2007 over the same period in 2006 to 20% again in constant currency terms. With the growth in revenues we have seen an improvement in our operating margins, and our book to bill ratio was maintained at a healthy 1.25 during the quarter. The results reflect our continuing success in growing the business and the strength and growth of the outsourcing market.”

Andrew Baker, LSR’s Chairman and CEO said, “I am proud and pleased with today’s announcements; not only the excellent operating performance and financial results announced in this earnings release, but equally in the principal and interest reduction amendment to our financing agreement that we separately announced today. Both of these announcements reflect our ongoing efforts to maximize Company performance and shareholder value, and, I believe, indicate positive developments on these important fronts.”

LSR will hold an investor conference call to discuss the quarter’s results on August 2, 2007 at 9:00 a.m. Eastern Time. That call can be listened to by dialing (210) 839-8508 pass code 3316789. We suggest calling five minutes prior to the scheduled call.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR’s expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR’s control, as more fully described in the Company’s SEC filings, including its Form 10-K for the fiscal year ended December 31, 2006, as filed with the US Securities and Exchange Commission.

- tables to follow -

Life Sciences Research Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

Unaudited

	Three months ended June 30		Six months ended June 30

(Dollars in thousands, except per share data)	2007	2006	2007	2006

Revenues	$58,191	$47,851	$112,488	$90,306
Cost of sales	(40,411)	(35,125)	(80,694)	(66,883)

Gross profit	17,780	12,726	31,794	23,423
Selling, general and administrative expenses	(10,254)	(7,881)	(18,049)	(14,552)

Operating income	7,526	4,845	13,745	8,871
Interest income	803	273	1,185	531
Interest expense	(3,482)	(3,932)	(6,942)	(6,895)
Other income	708	2,234	269	1,263

Income before income taxes	5,555	3,420	8,257	3,770
Income tax (expense)/benefit	(46)	(2,283)	706	(2,163)

Income before loss on deconsolidation of variable interest entity	$5,509	$1,137	$8,963	$1,607
Loss on deconsolidation of variable interest entity (net of income tax benefit of $22,218)	-	(20,656)	-	(20,656)

Net income/(loss)	$5,509	$(19,519)	$8,963	$(19,049)

Basic income/(loss) per share
Income before loss on deconsolidation of variable interest entity	$0.43	$0.09	$0.70	$0.13
Loss on deconsolidation of variable interest entity	-	(1.63)	-	(1.64)

Basic income/(loss) per share	$0.43	$(1.54)	$0.70	$(1.51)

Diluted income/(loss) per share:
Income before loss on deconsolidation of variable interest entity	$0.36	$0.08	$0.59	$0.11
Loss on deconsolidation of variable interest entity	-	(1.42)	-	(1.42)

Diluted income/(loss) per share	$0.36	$(1.34)	$0.59	$(1.31)

Weighted average number of common stock
- Basic (000’s)	12,775	12,653	12,779	12,606
- Diluted (000’s)	15,131	14,533	15,073	14,500

Life Sciences Research Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Dollars in thousands, except per share data)	June 30,	December 31,
	2007	2006
ASSETS	Unaudited	Audited
Current assets:
Cash and cash equivalents	$49,647	$44,088
Accounts receivable, net of allowance of $543 and $691 in 2007 and 2006 respectively	37,739	38,677
Unbilled receivables	19,384	17,459
Inventories	2,115	1,962
Prepaid expenses and other current assets	12,626	10,339

Total current assets	121,511	112,525

Property and equipment, net	68,863	63,630
Goodwill	1,560	1,520
Other assets	9,430	10,341
Deferred income taxes	44,068	42,563

Total assets	$245,432	$230,579

LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$17,794	$16,973
Accrued payroll and other benefits	4,942	9,743
Accrued expenses and other liabilities	22,573	17,721
Short-term debt	890	889
Fees invoiced in advance	51,602	44,435

Total current liabilities	97,801	89,761

Long-term debt	89,319	89,151
Deferred gain on disposal of US property	8,947	9,107
Pension liabilities	48,850	47,652

Total liabilities	$244,917	$235,671

Commitments and contingencies
Stockholders’ equity/(deficit)
Preferred Stock, $0.01 par value. Authorized 5,000,000
Issued and outstanding: None	-	-
Non-Voting Common Stock, $0.01 par value. Authorized 5,000,000
Issued and outstanding: None	-	-
Voting Common Stock, $0.01 par value. Authorized 50,000,000
Issued and outstanding at June 30, 2007: 12,608,410 (December 31, 2006: 12,775,120)	126	127
Paid in capital	92,958	95,762
Accumulated other comprehensive loss	(45,712)	(45,161)
Accumulated deficit	(46,857)	(55,820)

Total stockholders’ equity /(deficit)	515	(5,092)

Total liabilities and stockholders’ equity /(deficit)	$245,432	$230,579

Life Sciences Research Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Unaudited

	Six months ended June 30
(Dollars in thousands)	2007	2006

Cash flows from operating activities:
Net income/(loss)	$8,963	$(19,049)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	4,545	5,113
Amortization of gain on disposal of US property	(160)	-
Non-cash compensation expense associated with employee stock compensation plans	1,023	254
Loss on deconsolidation of variable interest entity	-	42,874
Foreign exchange gain on March 2006 Financing and Capital Bonds	(1,191)	(3,743)
Foreign exchange gain on intercompany balances	(211)	(171)
Deferred income tax benefit	(706)	(20,056)
Provision for losses on accounts receivable	(148)	110
Amortization of Capital Bonds issue costs	-	70
Amortization of financing costs	782	2,672
Amortization of warrants	911	342

Changes in operating assets and liabilities:
Accounts receivable, unbilled receivables and prepaid expenses	(1,453)	7,871
Inventories	(100)	162
Accounts payable, accrued expenses and other liabilities	(274)	(4,614)
Fees invoiced in advance	5,975	417

Net cash provided by operating activities	$17,956	$12,252

Cash flows used in investing activities:
Purchase of property, plant and equipment	(8,676)	(4,009)
Sale of property, plant and equipment	6	-

Net cash used in investing activities	$(8,670)	$(4,009)

Cash flows (used in)/provided by financing activities:
Proceeds from issuance of Voting Common Stock	171	5,315
Proceeds from long-term borrowings	-	70,000
Increase in deferred finance/other assets	-	(8,145)
Repurchase of Voting Common Stock	(4,000)	-
Repayments of long-term borrowings	(72)	(71)
Repayments of short-term borrowings	(435)	(46,405)

Net cash (used in)/provided by financing activities	$(4,336)	$20,694

Effect of exchange rate changes on cash and cash equivalents	609	(1,527)

Increase in cash and cash equivalents	5,559	27,410
Cash and cash equivalents at beginning of period	44,088	15,420

Cash and cash equivalents at end of period	$49,647	$42,830

Supplementary Disclosures
Interest paid in the period	$5,912	$6,524
Taxes paid in the period
Japan	$-	$68
US	$138	$333

Supplementary Disclosures of non-cash financing activity:
Issuance of warrants to lender	$-	$2,528
Issuance of warrants to financial advisor	$-	$1,749